REDCORP

NEWS RELEASE

..., 2007 News Release 07-08

DRILLING ON LAGOA SALGADA CONCESSION DISCOVERS NEW MASSIVE SULPHIDE ZONE

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redcorp Empreendimentos Mineiros Unipessoal Lda ("REM") (together, the "Company"), are pleased to provide an update on the Lagoa Salgada Project. The Lagoa Salgada Project is located in Southern Portugal, and covers 415 square kilometres of the Iberian Pyrite Belt, one of the most prolific geological terrains in the world for massive sulphide deposits.

Rio de Moinhos Area Drilling

A recently completed drill hole, *RM07004,* cut 2.5 meters of semi-massive to massive sulphides from 436.6 to 439.10 meters down the hole. This new discovery is located in the Rio de Moinhos area of the Lagoa Salgada Project. Previous operators had drilled two holes in the area, RM1 and RM2. Following up on prospective geology encountered in that historical work, the Company has been drilling targets generated using a geophysical model recently updated with the results from a series of basement soundings collected in the fall of 2006.

This new discovery is situated approximately 11.5 km to the west-southwest of the Lagoa Salgada massive sulphide deposit, and may represent the first intersection of an entirely new massive sulphide deposit within the Iberian Pyrite Belt. The mineralization encountered thus far is dominantly pyrite, with trace amounts of base metal sulphides in the hangingwall of the mineralization. Samples are being sent to Eco-tech Laboratories of Kamloops, BC for assay.

In addition to the massive sulphide mineralization, a large zone of jasper was cut in the hole from 164.90 to 200.80 meters. This jasper horizon is of particular interest as in the Iberian Pyrite Belt jaspers are often the lateral equivalent of massive sulphide mineralization. A down-hole geophysical survey has been completed on *RM07004,* which was successful in detecting off-hole conductive responses. The final survey results will be used to plan follow up drill holes.

RM07003, which was the first Company hole to be drilled in the Rio de Moinhos area, cut a series of sericite-altered mafic tuffs, followed by a sequence of graphitic shales. The geology encountered in this hole was encouraging, and identified volcanic rocks and associated alteration prospective for the presence of massive-sulphide deposits.

"The presence of a massive sulphide horizon in this geological environment is very important and greatly improves the potential to find a significant deposit. The Company is very excited about this discovery" stated Terry Chandler, Redcorp President.

In addition, the Company is pleased to report on drill holes drilled close to the Lagoa Salgada massive sulphide deposit.

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**23. Februar 2007 bis 8. März 2007**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(215'583)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 8. März 2007:	**14'542'065**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum:	**9. März 2007**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve
Telefon:	041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 23 février 2007 au 8 mars 2007**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**(215'583)**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 8 mars 2007	**14'542'065**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date:	**le 9 mars 2007**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve
Téléphone:	041 727 23 55

END